FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
OCTOBER 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:                                        Free translation into English of the 2004 half year report filed pursuant to the French regulations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 19, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer

Table of contents

•	2004 half-year management report

•	Consolidated balance sheets at June 30, 2004, June 30, 2003 and December 31, 2003 (French GAAP)

•	Consolidated statements of operations for the six months ending June 30, 2004 and June 30, 2003 and the year ending December 31, 2003 (French GAAP)

•	Consolidated statement of changes in shareholders’ equity for the six months ending June 30, 2004, the year ending December 31, 2003 and the year ending December 31, 2002 (French GAAP)

•	Consolidated statement of cash flows for the six months ending June 30, 2004 and June 30, 2003 and the year ending December 31, 2004 (French GAAP)

•	Notes to the consolidated financial statements (French GAAP)

2004 Half-Year Management Report

Consolidated Accounts

For the first six months of 2004, revenues were € 1.0 million, compared to € 1.3 million for the same period in 2003. In the first quarter of 2003, Transgene recorded an upfront payment related to the homologous recombination license agreement signed with Merck & Co., Inc. Revenues from the manufacturing work performed for EUROVACC in the second quarter 2004 are expected to be recognized in the second half of 2004, once product quality checks have been completed.

Operating expenses decreased by € 1.4 million to € 12.2 million for the first half of 2004 compared to € 13.6 million for the same period in 2003, primarily due to the completion in 2003 of the amortization of the capitalized Human Genome Sciences, Inc. license costs. Clinical expenses were lower due to a decrease in the number of patients recruited in the first half of 2004 compared to the same period in 2003. Patient recruitment is now complete for most of our on-going Phase II clinical trials. General and administrative costs also decreased by € 0.3 million to € 2.2 million in the first half of 2004 compared to € 2.5 million in the first half 2003.

Interest and other income was € 0.3 million in first half of 2004 compared to € 1.4 million in the same period of 2003, reflecting the gains on the sales of marketable securities during these periods.

The net loss for the first six months ended June 30, 2004 was € 10.9 million compared to € 10.8 million for the same period of 2003.

Net cash expenditures were € 10.2 million for the first six months of 2004, resulting in cash and cash equivalents totaling € 24.4 million at June 30, 2004. Transgene believes that this amount will be sufficient to meet its cash requirements for working capital and capital expenditures through mid-2005.

Transgene will seek to raise new capital to provide further funding for our research and operations before we exhaust our current cash reserves. We may seek additional funding through collaborative arrangements and public or private financings. However, we may not be able to obtain financing on acceptable terms or in the amount we seek.

First Half 2004 Highlights

•                  Transgene released positive interim data in three phase II trials with the MVA-MUC1-IL2 cancer vaccine candidate in patients with lung, kidney and prostate cancer.

In lung cancer, the interim results indicate that 12 out of 18 patients have benefited from the combination of MVA-Muc1-IL2 vaccination with chemotherapy. In the sub-group of metastatic disease (14 patients with stage IV), 11 patients (79%) showed clinical benefit (partial response and disease stabilization). Results from the ongoing stage 2 of the study are expected in the coming months.

In the prostate trial, the interim results showed that the vaccination with MVA-MUC1-IL2 is biologically active and may slow the progression of the disease.

In kidney, enrollment in this 36-patient study proceeded quickly and has now been completed. Nine out of 21 evaluable patients have had stable disease and continued their treatment with MVA-Muc1-IL2 monotherapy. Further data will be available in the coming months.

•                  Transgene released positive data from the phase II trial with the MVA-HPV-IL2 cancer vaccine candidate in patients with human papilloma virus (HPV)-related disease, demonstrating dose-related effect and safety at the highest dose given.

•                  Transgene manufactured clinical lots of HIV vaccine candidates in a program by EUROVACC (European Vaccine Effort against HIV/AIDS), a European group of 21 laboratories, funded since 2000 by the European Union under the 5th Framework Programme.

•                  Transgene and Merial Limited signed a collaboration agreement to develop products for animal health indications using Transgene’s vector platform. Under the terms of the agreement, Transgene will provide Merial with research and development support regarding vector-based expression of certain genes selected by Merial.

Outlook

Transgene anticipates that it will continue to record losses during the coming years, reflecting the cost of research and development and conducting pre-clinical and clinical testing.

CONSOLIDATED BALANCE SHEETS

(French GAAP)

ASSETS

(Amounts in thousands of Euros)

	As of June 30,		As of December 31, 2003
	2004	2003
	Unaudited	Unaudited	Audited

Intangible assets :
At cost	27 077	27 065	27 069
In progress, at cost	121	—	—
Accumulated depreciation	(27 071)	(26 254)	(26 716)
Net	127	811	353

Fixed assets
Leased Building	3 506	3 506	3 506
Land, building and building equipment	7 583	7 331	7 511
Laboratory equipment	11 650	11 765	11 813
Vehicles, office and computer equipment	1 730	2 045	1 692
Work in progress	4	26	24
Total, at cost	24 473	24 673	24 546
Total, accumulated depreciation	(16 836)	(16 346)	(16 512)
Total, net	7 637	8 327	8 034

Other long-term assets	194	188	194

Total long term-assets	7 958	9 326	8 581

Current assets
Inventories	273	202	265
Accounts receivable	735	665	1 163
Other receivable	1 182	2 178	1 417
Cash and cash equivalent	24 404	43 901	34 591
Total assets	34 552	56 272	46 017

CONSOLIDATED BALANCE SHEETS

(French GAAP)

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Amounts in thousands of Euros)

	As of June 30,		As of December
	2004	2003	31, 2003
	Unaudited	Unaudited	Audited
Shareholders’ equity
Common stock	23 009	23 009	23 009
Additional paid-in capital	181 754	181 754	181 754
Legal reserve	248	248	248
Accumulated deficit	(170 511)	(149 070)	(149 069)
Net result	(10 919)	(10 759)	(21 411)
Shareholders’ equity	23 581	45 182	34 501

Interest-free loan due the AFM	3 049	3 049	3 049
Other equity	3 049	3 049	3 049

Long-term debt, net of current portion	0	0	0
Capital lease obligations, net of current portion	1 931	2 266	2 008
Provision for pension benefits	941	856	941
Long-term liabilities	2 872	3 122	2 949

Provisions for contingencies	0	96	30
Current portion of long-term debt	0	152	152
Current portion of capital lease obligations	335	203	330
Accounts payable	2 019	2 214	2 322
Payable to employees and other short-term liabilities	2 696	2 254	2 684
Total liabilities	34 552	56 272	46 017

CONSOLIDATED STATEMENTS OF OPERATIONS

(French GAAP)

(Amounts in thousands of Euros, except share and per share data)

	Six months ended June 30,		Year ended December 31, 2003
	2004	2003
	Unaudited	Unaudited	Audited
Revenues
Contract research and licensing revenues	987	1 319	2 459
Grants	0	0	42
Other revenues	12	7	17
Total revenues	999	1 326	2 518

Operating expenses
Research and development expenses	(10 029)	(9 853)	(20 163)
Amortization of capitalized license costs	0	(1 174)	(1 174)
General and administrative expenses	(2 195)	(2 524)	(5 017)
Total operating expenses	(12 224)	(13 551)	(26 353)

Loss from operations	(11 225)	(12 224)	(23 836)

Interest income, net	292	1 374	2 302

Loss before tax and non-recurring items	(10 933)	(10 850)	(21 534)

Non-recurring items	31	91	93
Income tax	(17)	0	0

Net loss	(10 919)	(10 759)	(21 441)

Loss per ordinary share (basic and diluted)	(1.09)	(1.07)	(2.13)
Weighted average number of ordinary shares outstanding	10 055 760	10 055 760	10 055 760

Transgene

Interim financial statements for the period ended June 30, 2004

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(French GAAP)

(Amounts in thousands of euros, except share data)

			Additional				Total
	Ordinary shares		Paid-in	Legal	Accumulated	Net	Shareholders’
	Shares	Amount	Capital	Reserve	deficit	Result	equity

At December 31, 2002 – audited	10 055 760	23 009	181 754	248	(123 424)	(25 646)	55 941
Appropriation					(25 646)	25 646
Net result						(21 441)	(21 441)

At December 31, 2003- audited	10 055 760	23 009	181 754	248	(149 069)	(21 441)	34 501
Appropriation					(21 441)	21 441
Net loss						(10 919)	(10 919)

At June 30, 2004 - unaudited	10 055 760	23 009	181 754	248	(170 511)	(10 919)	23 581

CONSOLIDATED STATEMENTS OF CASH FLOWS

(French GAAP)

(Amounts in thousands of Euros)

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
	Unaudited	Unaudited	Audited
Cash from operating activities :
Operating loss	(11 224)	(12 224)	(23 836)
Adjustment to reconcile operating loss to net cash used in operating activities :
Change in provisions	(30)	—	115
Depreciation and amortization	1 059	2 359	3 456
Other	(7)	(5)	—
	(10 202)	(9 870)	(20 265)

Increase (decrease) in cash from :
Other current assets	66	76	(64)
Accounts receivable	428	730	232
Research and development tax credit receivable	202	—	844
Value added tax and prepaid income tax	154	(6)	(171)
Inventories	(8)	(17)	(80)
Prepaid expenses	(187)	(43)	19
Advances received	311	—	312
Accounts payable	(323)	(58)	79
Payable to employees	(293)	(442)	(266)
Net cash flow used in operating activities	(9 852)	(9 630)	(19 360)

Other cash flows :
Interest income	320	1 420	2 409
Interest expenses	(28)	(46)	(105)
Income tax	(17)	—	—
Non-recurring items	31	91	93
Operating net cash flows	(9 547)	(8 165)	(16 963)

Cash flows from investing activities :
Purchases of property, plan and equipment	(287)	(537)	(908)
Purchases of intangible assets	(129)	(60)	(64)
Other	—	—	(6)
Net cash flows used in investing activities	(416)	(597)	(978)

Cash flows from financing activities :
Repayment of long-term debts	(152)	(153)	(153)
Principal payments on capital lease obligations	(72)	(68)	(199)
Net cash flows provided from or used in financing activities	(224)	(221)	(352)

Effect on exchange rate changes on cash and cash equivalents	—	—	—

Net increase (decrease) in cash and cash equivalents	(10 187)	(8 983)	(18 293)

Cash and cash equivalents, beginning of period	34 591	52 884	52 884
Cash and cash equivalents, end of period	24 404	43 901	34 591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

(Amounts in thousands of Euros unless otherwise specified)

1.                                      ACCOUNTING PRINCIPLES

The accounting principles used in the 2004 half-year financial statements are identical to those used in the annual consolidated financial statements.

2.             SIGNIFICANT ITEMS

2.1           CASH AND CASH EQUIVALENTS

2.1.1. Cash and cash equivalents

The cash position of Transgene consists of the following:

	June 30, 2004	December 31, 2003
Cash on hand	(580)	(405)
Short-term monetary instruments, at cost	24 984	34 996
Total	24 404	34 591

Net unrealized gains and losses included in short-term monetary instruments	386	349

Excess cash is invested in managed funds consisting of low-volatility, liquid and low-risk securities, with the purpose of optimizing yielding rates.

2.1.2. Going concern

We believe that, based on our current estimates (cost structure, clinical development plans, operating revenues, capital expenditures…), our cash position at June 30, 2004 will be sufficient to meet our financial requirements, including for our research and development activities and our anticipated capital expenditures, through end of July 2005. Transgene is investigating various refinancing options, none of them being favored at this time. Refinancing through capital markets will depend on market conditions, clinical trials results and the possible conclusion of one or several partnership agreements with another actor of the pharmaceutical industry.

2.2                                 ACCOUNTS RECEIVABLE

	June 30, 2004	December 31, 2003
Aventis	120	544
A.F.M.	279	421
bioMérieux	177	—
Others	159	198
	735	1 163

Review Report of the Statutory Auditors on the Consolidated Interim Financial Statements

Six months ended June 30, 2004

(This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.)

To the Shareholders,

As statutory auditors of Transgene and pursuant to article L. 232-7 of the French Commercial Code, we have:

•             Reviewed the accompanying half-year consolidated financial statements of Transgene covering the period from January 1, 2004 to June 30, 2004.

•             Verified the information contained in the half-year management report.

The half-year consolidated financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half-year consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half-year consolidated financial statements prepared in accordance with generally accepted accounting principles in France do not give a true and fair view of the financial position and the assets and liabilities of the Group as at and of the results of its operations for the six month period then ended.

Without qualifying our conclusion, we draw your attention to the matter described in note 2.1.2.relating to the going concern situation of Transgene.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half-year management report supplementing the half-year consolidated financial statements submitted to our review.

We have no comment as to the fairness of the information contained in the half-year management report and as to its conformity with the half-year consolidated financial statements.

September 30, 2004

The statutory auditors

COMMISSARIAT CONTROLE AUDIT	BARBIER FRINAULT & AUTRES ERNST & YOUNG

Bernard Chabanel	Pierre Bourgeois